UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 9, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a Stock Exchange Announcement dated 9 May 2018 entitled ‘VODAFONE TO ACQUIRE LIBERTY GLOBAL’S OPERATIONS IN GERMANY, THE CZECH REPUBLIC, HUNGARY AND ROMANIA’

RNS: 4664N

9 May 2018

VODAFONE TO ACQUIRE LIBERTY GLOBAL’S OPERATIONS IN

GERMANY, THE CZECH REPUBLIC, HUNGARY AND ROMANIA

9 May 2018

Key highlights

•     Vodafone has agreed to acquire Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania for an enterprise value of €18.4 billion (the “Transaction”).

•     Accelerates Vodafone’s converged communications strategy through in-market consolidation in Vodafone’s largest market, Germany, and in Vodafone’s Central and Eastern European (“CEE”) markets, the Czech Republic, Hungary and Romania.

•     Vodafone becomes the leading next generation network (“NGN”) owner in Europe, with 54 million cable/fibre homes ‘on-net’ and a total NGN reach of 110 million homes and businesses, including wholesale arrangements.

•     Creates a converged national challenger to the dominant incumbent in Germany with the scale to accelerate achievement of the German government’s digital ambitions, bringing Gigabit connections to around 25 million German homes (62% of total German households) by 2022. The combination of Vodafone and Unitymedia’s non-overlapping regional operations will establish a strong second national provider of digital infrastructure in the German market, building on Vodafone’s long track record in bringing sustainable and effective choice and competition to the German consumer and enterprise markets.

•     Transforms Vodafone’s fixed line and convergence strategy in key CEE markets, complementing Vodafone’s existing mobile operations in the Czech Republic, Hungary and Romania. In these markets, the combined businesses will reach over 6.4 million homes (39% of total households) and will serve 15.8 million mobile, 1.8 million broadband and 2.1 million TV customers.

•     Brings together leading talent in the mobile and cable sectors. Management and employees of the acquired businesses will have the opportunity to play an integral role within the combined company in each country and across the wider Vodafone Group.

•     Estimated cost and capex synergies of approximately €535 million per year before integration costs by the fifth year post completion, with an estimated net present value of over €6 billion after integration costs. Estimated revenue synergies with a net present value exceeding €1.5 billion from cross-selling to the combined customer base.

•     Values the acquired operations at FY2019E multiples of 12.5x OpFCF1 and 8.6x EBITDA1, adjusted for year five cost and capex synergies before integration costs, and 10.9x EBITDA1 before synergies.

•     Substantial free cash flow accretion anticipated over time, reflecting attractive standalone growth potential and synergy realisation. Expected to be accretive to free cash flow per share from the first year post-completion and double digit accretive from the third year2 post completion, after cost and capex synergies and before integration costs, supporting Vodafone’s intention to grow its dividend per share.

•     Vodafone intends to finance the acquisition using existing cash, new debt facilities (including hybrid debt securities) and around €3 billion of mandatory convertible bonds (‘MCBs’). Vodafone will have the option to repurchase the shares issued under the terms of the MCBs at maturity, thereby avoiding equity dilution.

•     Increases exposure to resilient converged revenues and enhances Vodafone’s growth outlook, supporting an increase in Vodafone’s long-term targeted net debt / EBITDA ratio to 2.5 – 3.0x, consistent with a solid investment grade credit rating. Pro forma for the Transaction, Vodafone’s FY2018 net debt/EBITDA3 is expected to be at the upper end of this range.

•     The Transaction is subject to regulatory approval, with completion anticipated around the middle of calendar 2019.

Vodafone Group Chief Executive Vittorio Colao said: “This transaction will create the first truly converged pan-European champion of competition. It represents a step change in Europe’s transition to a Gigabit Society and a transformative combination for Vodafone that will generate significant value for shareholders. We are committed to accelerating and deepening investment in next generation mobile and fixed networks, building on Vodafone’s track record of ensuring that customers benefit from the choice of a strong and sustainable challenger to dominant incumbent operators. Vodafone will become Europe’s leading next generation network owner, serving the largest number of mobile customers and households across the EU.”

Introduction

Vodafone Group Plc (“Vodafone” or the “Group”) announces today that it has agreed to acquire Unitymedia GmbH (“Unitymedia”) in Germany and Liberty Global’s operations (excluding its “Direct Home” business) in the Czech Republic (“UPC Czech”), Hungary (“UPC Hungary”), and Romania (“UPC Romania”), for a total enterprise value of €18.4 billion (the “Transaction”). This is expected to comprise approximately €10.8 billion of cash consideration paid to Liberty Global and €7.6 billion of existing Liberty debt, subject to completion adjustments.

Unitymedia is the second largest cable operator in Germany with 13.0 million homes passed, of which 11.0 million are currently marketable4, reaching 12 of the largest 20 cities in Germany. Unitymedia provides services to 7.2 million unique customers. UPC Czech and UPC Hungary are the largest cable operators in the Czech Republic and Hungary, with 1.5 and 1.8 million homes passed (33% and 43% of total households) respectively. UPC Romania is the second largest NGN operator in Romania, with 3.1 million homes passed (41% of total households). Together, the three CEE companies provide services to 2.4 million unique customers.

Principal Group benefits

Accelerates Vodafone’s convergence strategy in Europe. Pro forma for the Transaction, Vodafone will become the leading next generation network owner in Europe, with 54 million cable/fibre homes ‘on-net’ and a total NGN reach of 110 million homes and businesses, including strategic partnerships and wholesale arrangements, accelerating its position as Europe’s leading fixed line challenger providing converged services to consumers and enterprise.

Increases Vodafone’s exposure to resilient, converged revenues. Post-Transaction, fixed line/TV services will represent 35% of European pro-forma revenues, up from 29% prior to the Transaction, and Europe will represent 77% of the Group’s EBITDA.

In-market consolidation with substantial cost and capex savings. The Transaction is expected to generate substantial cost and capex synergies before integration costs of approximately €535 million per annum by the fifth year after completion, equivalent to a net present value of over €6 billion after integration costs. These savings are similar in nature to those generated by the successful integrations of Kabel Deutschland in Germany and ONO in Spain. The principal efficiencies derive from network integration, IT/billing simplification, procurement, and consolidating overlapping functions. Further savings will be driven in Germany from the migration of Vodafone’s existing overlapping fixed line DSL customer base to the Unitymedia cable network.

Significant revenue synergy potential. As in its previous cable transactions, Vodafone intends to use its leading brand, extensive distribution network and scale to accelerate the growth of the combined businesses. This includes the cross-selling of Liberty Global’s high quality fixed broadband, telephony and TV offerings to Vodafone’s existing customers. Vodafone also expects to be able to cross-sell its mobile services to Liberty Global’s customers. Vodafone estimates that upside potential from revenue synergies is equivalent to a net present value of more than €1.5 billion.

Value-accretive transaction. The Transaction values the acquired operations at FY2019E multiples of 12.5x OpFCF1 and 8.6x EBITDA1, adjusted for year 5 cost and capex synergies before integration costs, and at 10.9x EBITDA1 before synergies. The returns from the Transaction5 are expected to exceed the estimated cost of capital for the acquired operations within 5 years5. The Transaction is also expected to be accretive to Vodafone’s free cash flow per share (post normalised spectrum costs) after cost and capex synergies and before integration costs from the first year post completion. Assuming the shares issued under the terms of the MCBs are bought back at maturity, the Transaction is expected to be double digit accretive to free cash flow per share from the third year post completion (after cost and capex synergies and before integration costs).

Principal benefits in Germany

Bringing Gigabit connections to around 25 million German households by 2022. The combination of Vodafone and Unitymedia will create the leading fully converged national challenger to the dominant incumbent with the scale to invest in upgrading around 25 million cable households to Gigabit-speed connections in just four years. The combined company will achieve approximately two-thirds of the German government’s 2025 ambition for Gigabit connectivity across the country, and will do so three years ahead of the government’s schedule. This significant network rollout acceleration will follow other pioneering Vodafone initiatives already underway, including connecting around 1 million rural consumer homes and 100,000 small and medium-sized enterprises in around 2,000 business parks to Gigabit networks by 2022.

Creating a strong second provider of digital infrastructure in the German market. The combined company will benefit from a robust financial position and a proven track record in laying the foundations of Germany’s Gigabit Society. With 30.8 million mobile customers, 10.0 million broadband connections (of which 7.0 million are ‘on-net’) and 14.0 million TV households post-Transaction, generating €13.0 billion of pro-forma revenues in the 2017 calendar year (of which 49% are driven by fixed line/TV services), the combined company will be well placed to ensure that German consumers and businesses benefit from sustainable and effective competition and choice in digital infrastructure and converged services.

Significant standalone growth potential. Unitymedia is well positioned for growth, with significant upside to current broadband penetration which is amongst the lowest in Europe at only 32% of marketable homes. In addition, Unitymedia’s TV ARPU is lower than that of most other cable operators (currently €14), minimising cord-cutting risk. Furthermore, Vodafone believes there is an opportunity to accelerate the sale of B2B services, particularly through increased sales to SMEs.

Principal benefits in Central and Eastern Europe

Transforms Vodafone’s convergence strategy in key CEE markets. The Transaction will accelerate the availability of converged fixed, mobile and TV services in the Czech Republic, Hungary and Romania. Vodafone’s NGN coverage will expand to 33% of homes in the Czech Republic, 43% in Hungary and 41% in Romania, reaching a total of 6.4 million homes passed. Vodafone’s and Liberty Global’s businesses in CEE are highly complementary, bringing together Liberty Global’s 1.8 million broadband and 2.1 million TV customers with Vodafone’s 15.8 million mobile customers to enable the combined company to offer a range of new converged services to consumers and enterprise in those markets on a national basis.

Acquisition of attractive businesses in the Czech Republic, Hungary and Romania with significant growth prospects. These businesses are also well positioned for further growth, with upside to current broadband penetration (currently at 28% of homes passed) and potential for future network footprint expansion.

Management and employees

Vodafone values the expertise of the Liberty Global management teams and employees in Germany, the Czech Republic, Hungary and Romania, and looks forward to bringing together the leading talent in the sector in all four countries. As in similar prior Vodafone transactions, management and employees of the acquired businesses will have the opportunity to play an integral role within the combined company in each country, deploying their skills in cable, fixed line and TV services as well as a range of professional functions. Employees from the acquired operations will also benefit from a broader range of international career opportunities available across the Vodafone Group.

Transaction details and financing

UPC Czech, UPC Hungary and UPC Romania will be acquired on a cash-free, debt-free basis, while it is expected that Unitymedia’s existing bond structure (€4.5 billion outstanding today6) will be retained and refinanced over time, with €2.2 billion of Unitymedia’s term loans to be refinanced shortly after completion.

The €10.8 billion of cash consideration payable to Liberty Global and the refinancing of Unitymedia’s term loans will be financed using Vodafone’s existing cash, around €10 billion of new debt facilities (including hybrid debt securities) and around €3 billion of MCBs, which will be issued prior to completion. The cash consideration payable to Liberty Global will be subject to adjustments for net debt and other items at completion.

In total, Vodafone intends to achieve equity credit of €5-7 billion from credit rating agencies through the issuance of hybrid debt securities and MCBs, thereby securing a solid investment grade credit rating. Hybrid debt securities will not reduce Vodafone’s net debt on a reported basis. The MCBs will be accounted for as equity.

The increased exposure to resilient converged revenues and an enhanced growth outlook supports an increase in the Group’s long-term targeted net debt/EBITDA ratio to 2.5–3.0x compared with 2.0–2.5x currently. Pro forma for the Transaction, and after excluding the EBITDA benefit from UK handset financing and settlements, Vodafone’s FY2018 net debt/EBITDA (on a consolidated reported basis) is expected to be at the upper end of this range.

The MCBs are expected to mature around three years after completion. Assuming the Group has sufficient headroom within its targeted 2.5-3.0x leverage range, Vodafone may elect to purchase the shares issued under the terms of the MCBs, thereby avoiding equity dilution. Vodafone will also hedge its exposure to share price movements during the term of the bonds via an options strategy. This strategy involves the purchase of call options funded by the sale of put options, which ensures that at maturity, the economic cost to repurchase the MCBs will be similar to the face value of the bonds at issuance; additionally, when the MCBs convert to equity, they will effectively do so at the prevailing share price at the time of conversion.

Dividend policy unchanged

Vodafone reconfirms its intention to grow the dividend per share annually, which is further supported by the expected accretion to FCF per share from the Transaction.

Integration and transitional services agreement (“TSA”)

The parties have agreed that for a period of time post completion, Liberty Global will provide certain transitional services to Vodafone in the relevant countries. These services principally comprise IT and TV platform technology-related services, connectivity and other support services. The annual charge to Vodafone (operational expenditure and capital expenditure) for these transitional services would be equivalent to €128 million in FY2019E, on a pro-forma basis. This full annual charge has been included in the OpFCF and EBITDA transaction multiples set out in this announcement and is expected to fall over time as the businesses are integrated into Vodafone Group.

Total integration costs of approximately €1.2bn will be incurred over the first 5 years post completion to achieve the cost, capex and revenue synergies. These costs include the migration of Vodafone’s fixed line customers and replacing the transitional services to be provided by Liberty Global.

Regulatory approvals and conditions to completion

The Transaction will be subject to review by and approval from the European Commission.

The Vodafone and Liberty Global businesses are highly complementary in each country. There is limited overlap and, therefore, no negative impact on competition resulting from the Transaction.

In Germany, there is no geographic overlap between Vodafone’s cable network and Unitymedia’s cable network; the two companies operate their cable businesses in different parts of the country, and serve different customers. The combination of these complementary cable networks does not, therefore, reduce customer choice for TV or broadband. Customers (including housing associations) will continue to have a range of alternatives. For TV, these include satellite (which accounts for the largest proportion of the TV segment of the German market), cable and broadband internet streaming/download offerings.

In the Czech Republic, Hungary and Romania, Vodafone is primarily active in the mobile segment of these markets and has no meaningful presence in each country’s fixed line or TV segments; Liberty Global is primarily a fixed line and TV operator with little or no mobile activities.

A break fee of €250 million will be payable by Vodafone, in certain circumstances, if the Transaction does not complete.

The Transaction is not subject to Vodafone or Liberty Global shareholder approvals.

Vodafone anticipates that completion will take place around the middle of calendar 2019.

Investor and Analyst Calls

Vodafone is hosting a conference call on Wednesday 9 May 2018 for analysts and investors, which will start promptly at 08:30 a.m. (London time). Please dial into this conference call using the following numbers:

PARTICIPANT DIAL IN:

UK Toll Number:	+44 (0) 20 3427 0662
UK Toll-Free Number:	0808 237 0036
US Toll Number:	+1 347 329 1282
US Toll-Free Number:	1 877 841 4559

REPLAY
UK Toll:	+44 (0)20 3426 2807
UK Toll Free:	0808 237 0026
US Toll Free:	1 866 535 8030
PIN:	697046#

Transaction advisers

Morgan Stanley, Robey Warshaw and UBS are acting as financial advisers to Vodafone, and Slaughter and May is acting as legal adviser to Vodafone.

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 46 more, and fixed broadband operations in 18 markets. As of 31 December 2017, Vodafone Group had 529.1 million mobile customers and 19.3 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

Additional information on target Liberty Global operations and the Transaction

For the twelve months ended 31 December 2017, Unitymedia, UPC Czech, UPC Hungary and UPC Romania together reported profit before tax of €27 million. As at 31 December 2017, Unitymedia, UPC Czech, UPC Hungary and UPC Hungary reported gross assets of €10.6 billion.

Notes

1.             FY2019E EBITDA and OpFCF are calculated using EBITDA and capex forecasts based on current analyst consensus estimates for Germany and Liberty Global’s estimates for the Czech Republic, Hungary and Romania (where consensus estimates are not available), excluding new build capex. A reconciliation of Liberty Global’s OCF to OpFCF is set out below:

Item	FY2019E (€m)	Multiple
Transaction enterprise value	18,400
NPV of net operating losses	(183)
Adjusted enterprise value	18,217

Liberty DE, CZ, HU & RO OCF (US GAAP)	1,820
Duct leases	(73)
TSA charges (opex)	(57)
Share based compensation	(11)
EBITDA (IFRS), pre synergies	1,678	10.9x
Year 5 cost synergies[7]	434
EBITDA, post year 5 synergies	2,113	8.6x
Capex	(685)
TSA charges (capex)	(71)
Year 5 capex synergies[7]	101
OpFCF, post year 5 synergies	1,458	12.5x

2.             Based on free cash flow after normalised spectrum costs. Assuming the shares issued under the terms of the MCBs are bought back at maturity, the Transaction is expected to be double-digit accretive from the third year post completion (after cost and capex synergies and before integration costs).

3.             Excluding the EBITDA benefit from UK handset financing and regulatory settlements.

4.             Homes Passed are homes, residential multiple dwelling units or commercial units that can be connected to Liberty Global networks without materially extending the distribution plant. Homes Marketable represents the number of homes which can be addressed by distinctive sales activities.

5.             Based on unlevered cashflow from the target assets, excluding integration costs and new build capex.

6.             There will be no parental guarantee or support for the Unitymedia debt obligations. In due course, Vodafone will assess whether or not it is appropriate to maintain the standalone credit rating on the Unitymedia bonds.

7.             Before integration costs.

Enquiries:

Vodafone Group

Investor Relations	Tel: +44 7919 990230

Media Relations	www.vodafone.com/media/contact

This announcement contains inside information for the purposes of Article 7 of EU regulation 596/2014.

Person responsible

The person responsible for arranging the release of this announcement on behalf of Vodafone is Rosemary Martin, Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251).

Disclaimer

This document does not constitute, or form part, of any offer or invitation to sell, allot or issue or any solicitation of any offer to purchase or subscribe for any securities, nor shall it (or any part of it) form the basis of, or be relied on in connection with, or act as any inducement to enter into, any contract or commitment for securities.

This document shall not be distributed or used by any person or entity in any jurisdiction where such distribution or use would be contrary to applicable law or regulation.

Forward Looking Statements

Certain information contained in this document constitutes “forward-looking statements,” which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue”, “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology. Such statements express the intentions, opinions, or current expectations of Vodafone with respect to possible future events and are based on current plans, estimates and forecasts which Vodafone has made to the best of its knowledge (concerning, amongst other things, the business, results of operations, financial position, prospects, growth and strategies of Vodafone, Unitymedia, UPC Czech, UPC Hungary and UPC Romania, the anticipated consequences and benefits of the Transaction and the expected completion date of the Transaction), but which do not claim to be correct in the future. Due to various risks and uncertainties, actual events or results or actual performance of Vodafone may differ materially from those reflected or contemplated in such forward-looking statements. No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements.

Such risks and uncertainties include, but are not limited to, regulatory approvals that may require acceptance of conditions with potential adverse impacts; risks involving Vodafone’s ability to realise expected benefits associated with the Transaction; the impact of legal or other proceedings; and continued growth in the market for telecommunications services and general economic conditions in the relevant market(s).

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found:

•           under “Forward-looking statements” and “Risk management” in the Vodafone Plc’s annual report for the year ended 31 March 2017; and

•           under “Other Information - Forward-Looking Statements” in Vodafone Plc’s trading update for the quarter ended 31 December 2017.

Subject to compliance with applicable law and regulations, Vodafone undertakes no obligation to update these forward-looking statements. No representation or warranty is made as to the reasonableness of such forward-looking statements. No statement in this document is intended to be nor may be construed as a profit forecast for any period and no statement should be interpreted to mean that profit, EBITDA, earnings, free cash flow or any measure thereof will necessarily be greater or lesser than those for preceding financial periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 9, 2018	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary